ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 Companhia Aberta NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco issues R$ 2 billion Social Bonds

Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that it has issued R$ 2 billion in social instrument denominated Letras Financeiras in the local market to support women's entrepreneurship in Brazil. Of this total, R$ 1 billion has been raised with the International Finance Corporation (IFC), a member of the World Bank Group, and the second tranche of R$1 billion has been raised with the market.

The operation, which is line with the bank's Sustainable Finance Framework and is part of Itaú's ESG strategy, is connected to the Itaú Women Entrepreneur Program, initiative conceived in partnership with the IFC, which supports and fosters the development of businesses led by women through acceleration initiatives, training, and networking programs.

The Program has already supported more than 28,000 women with business training to better manage their enterprises. In 2021 and 2022, it supported and developed projects aimed at black female entrepreneurship, especially concentrated in the North and Northeast regions of the country, to evolve more than 2.7 million female enterprises to progress.

The issuance of this social instrument denominated “Letras Financeiras”, as well as environmental and governance instruments, reflects our commitment to generating a positive impact, in addition to demonstrating the growing appetite of investors for this type of debt security.

São Paulo (SP), February 2, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence